PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68683

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/ 01/2021___ AND ENDING ___12/31/2021___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___McDermott Investment Services, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___44 East Broad Street, Suite 216___
                                             (No. and Street)

___Bethlehem___	___PA___	___18018___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Jeffrey Harpel___	___717-249-8803___	___jharpel@mcdermottadvisors.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Morey, Nee, Buck & Oswald, LLC___
                                             (Name – if individual, state last, first, and middle name)

___2571 Baglos Circle, Suite B20___	___Bethlehem___	___PA___	___18020___
(Address)	(City)	(State)	(Zip Code)

___08/09/2011___	___5510___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Dean McDermott, Managing Member, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McDermott Investment Services, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
BRUCE DOWNING - Notary Public
Northampton County
My Commission Expires Sep 10, 2022
Commission Number 1257944

Signature:

Title:
Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PUBLIC

McDermott Investment Services, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of McDermott Investment Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McDermott Investment Services, LLC as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of McDermott Investment Services, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of McDermott Investment Services, LLC’s management. Our responsibility is to express an opinion on McDermott Investment Services, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDermott Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as McDermott Investment Services, LLC’s auditor since 2011.

Bethlehem, PA

March 14, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

McDermott Investment Services, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 803,859
Clearing deposits	50,000
Receivable from brokers and dealers	11,759
Accounts receivable	1,028,908
Furniture, equipment and leasehold improvements, net	3,334
Other assets	49,921
TOTAL ASSETS	**$ 1,947,781**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$ 717,329
Accounts payable and accrued expenses	83,277
Other liabilities	391,726
TOTAL LIABILITIES	1,192,332

MEMBER'S EQUITY

Member's equity	755,449
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,947,781**

The accompanying notes are an integral part of this statement.

NOTE 1: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

NATURE OF BUSINESS

McDermott Investment Services, LLC. (the "Company") is a limited liability company organized in the State of Pennsylvania in 2010. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company provides financial and investment services to predominately retail clients. The Company is headquartered in Bethlehem, Pennsylvania, and has customers located throughout the United States.

SECURITIES TRANSACTIONS

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

INCOME TAXES

The Company is organized as a limited liability company and is taxed as a disregarded entity for income tax purposes. Accordingly, it is not subject to federal and state income taxes and makes no provision for income taxes in its financial statements. The taxable income or loss of the Company is includible in the income tax returns of its members.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2018 through present are subject to IRS and other jurisdictions' tax examinations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

McDermott Investment Services, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

LEASES

In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2021.

CURRENT EXPECTED CREDIT LOSSES

In accordance with ASU 2016-13 – Current Expected Credit Losses ("CECL"), the Company recognizes credit impairment losses using an expected loss model for trade and other receivables. As of December 31, 2021, the Company had no impairment losses reserves.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through March 14, 2022, the date on which the financial statements were available to be issued.

NOTE 2: **REVENUE FROM CONTRACTS WITH CUSTOMERS**

The Company recognizes revenue under ASU 2014-09, Revenue Recognition from Contracts with Customers ("Topic 606").

Performance Obligations

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

NOTE 2: REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Accounts receivable from revenue from contracts with customers at December 31, 2021 and 2020 were $1,028,908 and $338,281 respectively.

NOTE 3: CREDIT AND MARKET RISK

A clearing broker-dealer carries the accounts of the Company and is responsible for the execution, collection of and payments of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet credit risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

At December 31, 2021, cash and cash equivalents were held on deposit at a diversified U.S. financial institution insured by the Federal Deposit Insurance Corporation. The Company's cash balance regularly exceeds the FDIC insured limit of $250,000.

Receivable from brokers and dealers represent amounts due from its clearing broker relating to customer securities transactions introduced by the Company.

Accounts receivable represent commissions due from mutual funds, insurance companies and trust sponsors. Management has determined that no allowance for credit losses is necessary at December 31, 2021.

NOTE 4: PROPERTY AND EQUIPMENT

The Company capitalizes major capital expenditures. Depreciation is calculated on a straight-line method over five years useful lives for leasehold improvements and furniture and two years useful lives for equipment. Balances of major classes of depreciable assets at December 31, 2021, are $2,681 for furniture, and $653 for leasehold improvements. Accumulated depreciation at December 31, 2021 is $24,078.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") with McDermott Investment Advisors, LLC (MIA). The Company and MIA are owned by the same individual. Under the Agreement, MIA will provide office space, furniture and telecommunications services to the Company and calls for the Company to pay MIA 50% of its monthly incurred expenses per the rental agreement with the landlord.

The Company provides execution services to MIA in connection with MIA's transactions at RBC Capital Markets, LLC. The Company does not charge MIA for these services.

NOTE 6: LOANS PAYABLE

On May 7, 2020, the Company received a loan from Wells Fargo Bank in the amount of $124,048 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan may be forgiven to the extent the proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

On February 11, 2021 the Company submitted a Paycheck Protection Program Loan Forgiveness Application. The Paycheck Protection Program Loan was forgiven by Wells Fargo Bank on March 11, 2021.

NOTE 7: CONCENTRATIONS

The Company offers a diversified array of products to investors. At December 31, 2021, two customers accounted for 73% of accounts receivable.

NOTE 8: COMMITMENTS

The Company had obligations under an operating lease in a commercial property that expired on April 30, 2019. The Company continues to rent the space on a month-to-month basis.

NOTE 9: CONTINGENCIES

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. The outcome of such matters cannot be predicted with certainty

The Company is subject to examination by regulatory bodies including FINRA and the Securities and Exchange Commission (SEC). The SEC conducted an examination of the firm commencing on December 16, 2013 and covering the period January 2012 to November 2013. The Company received the SEC report on January 8, 2015 in which they questioned the use of retail instead of institutional unit investment trust securities for certain clients.   On September 13, 2019 the Company was named as a Relief Defendant in an action filed by the SEC against the Company's owner and an affiliate. The SEC alleges the Company received payments to which it does not have legitimate claim due to the actions of its affiliate. The ultimate disposition of this matter is unknown at December 31, 2021. In the opinion of the Company, this action will be resolved with no material adverse impact on the Company's financial statements, taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2021 the Company had net capital of $388,582 which was $309,093 in excess of its required net capital of $79,489. The Company's ratio of aggregate indebtedness to net capital was 3.1 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.